

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2020

Pedro Farah
Chief Financial Officer
Nutrien Ltd.
Suite 200
122 1st Avenue South
Saskatoon, Saskatchewan, Canada
S7K 7G3

      Re: Nutrien Ltd.
           Form 40-F for the Fiscal Year Ended December 31, 2019
           Filed February 28, 2020
           File No. 001-38336

Dear Mr. Farah:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences